July 31, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kevin Stertzel

Anne McConnell

Re:	BRC Inc.

Form 10-K for the fiscal year ended December 31, 2022

Filed March 15, 2023

Form 8-K filed on March 15, 2023

Response Dated June 23, 2023

File No. 001-41275

Ladies and Gentlemen:

This letter sets forth the response of BRC Inc. (the “Company”) to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 17, 2023 with respect to the above-referenced Form 8-K. For your convenience, the Staff’s comment is set forth in bold and italics below, followed by the Company’s response. Capitalized terms used but not defined in this letter have the meanings set forth in the Company’s initial response letter dated June 23, 2023.

Form 8-K filed on March 15, 2023

Exhibit 99.1

Non-GAAP Financial Measures, page 10

2.	We note your response to prior comment number two and have the following additional comments:

•

In regard to relocation and sign-on bonuses, it appears to us these are normal operating expenses and eliminating components of cash compensation paid to current employees from a non-GAAP performance measure is not appropriate; however, given the amounts noted in your response and your intention to not include these adjustments going forward, we will not pursue.

•

In regard to the adjustment for strategic initiatives, more fully explain to us the nature and expected duration of the services provided, including if and how these services are related as well as the extent to which these and similar services are anticipated in future periods.

Securities and Exchange Commission

July 31, 2023

•

In regard to the adjustment for non-routine legal expense, it appears to us the legal matters you describe are routine commercial, employment and securities litigation matters that are ubiquitous to public companies. Although the magnitude of legal costs may vary from period to period, it continues to appear to us the legal costs you described are normal operating expenses.

•

In regard to the adjustment for RTD start-up and production issues, it appears to us initial production issues, quality control matters and purchasing errors are normal operating expenses that are likely to occur as a routine part of running a business, similar to pre-store opening expenses.

Based on the above, please more fully address why you believe your adjustments are consistent with the requirements of Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or revise your non-GAAP measure.

Company Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that we will revise our non-GAAP financial measures as follows:

•	The Company will not adjust its non-GAAP financial measures for relocation and sign-on bonuses incurred after the second quarter of 2023.

•	The Company will no longer adjust its non-GAAP financial measures to exclude legal expenses relating to the RTD Settlements and Employment Litigation described in our June 23, 2023 response letter.

•

The Company will no longer adjust its non-GAAP financial measures to exclude the cash expenses incurred as part of the RTD start-up and production issues described in our June 23, 2023 response letter. As discussed in more detail below, we are respectfully of the view that adjustments for non-cash charges and gains are not misleading to investors.

•

The Company will revise the reconciliation of its non-GAAP financial measures so that all restructuring and restructuring related charges appear in a single line, rather than appearing as part of the executive recruiting, severance, relocation and sign-on bonus line and strategic initiative related costs line.

For the reasons discussed below, we believe that the adjustments for strategic initiative related costs, the litigation related to the Business Combination and RTD Transition, and the non-cash charges and gains resulting from the RTD start-up and production issues are not misleading, are useful to investors in evaluating the Company’s business period-over-period, and are consistent with the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Additionally, as described more fully below, we advise that we expect to incur the final costs related to strategic initiatives and the litigation related to the Business Combination during the second half of 2023. Accordingly, we do not anticipate incurring such costs in 2024.

Securities and Exchange Commission

July 31, 2023

Adjustments for Strategic Initiative Related Costs

The strategic initiative related costs consist of fees paid to three consulting firms:

•

Alvarez & Marsal Consumer and Retail Group, LLC (“A&M”), which assisted the Company with transitioning away from reliance on turnkey manufacturers and developing internal capabilities relating to the sourcing of raw materials, quality control matters and sales.

•	Charles River Associates (“CRA”), which assisted the Company in developing a long term strategy following the transformative changes to the Company’s business undertaken in 2022.

•	Berkeley Research Group LLC (“BRG”), which has been assisting the Company in optimizing the business following the transformative changes to the Company’s business undertaken in 2022.

The Company engaged each of these consulting firms to assist the Company in connection with its business transformation, namely, A&M for outside expertise in undertaking the business transformation, CRA for outside expertise in planning the Company’s strategy following the business transformation, and BRG for outside expertise in optimizing the business following the business transformation. Other than being engaged to assist the Company through the business transformation and its aftermath, the services provided by the consulting firms were unrelated. Two of the three engagements have now concluded, with the third engagement scheduled to conclude during the second half of 2023. The Company does not anticipate engaging consulting firms for similar services in the foreseeable future.

Set forth below is greater detail regarding the services provided by each of the consulting firms.

Alvarez & Marsal Consumer and Retail Group, LLC. From inception through 2021, the Company operated as a traditional e-commerce business, with direct to consumer sales of ground and whole bean coffee accounting for almost all of the Company’s revenue. In 2021, ready to drink coffee (“RTD”), with a more complex and perishable ingredient set, was introduced to the Company’s sales and became a significant source of growth. Producing RTD products is an entirely different – and substantially more complicated – production process when compared to roasting and bagging coffee beans. Like many e-commerce businesses, the Company relied on third party co-manufacturers for many business functions, including quality control, sales, sourcing raw materials, and product distribution, in addition to production of RTD. Only a subset of co-manufacturers provide these business functions, and the Company faced higher costs under the agreements with these co-manufacturers compared to more limited relationships. As disclosed in the Company’s filings with the Commission, the Company also faces risks relating to its broad reliance on co-manufacturers, including that certain co-manufacturers may be unwilling or unable to fulfill their obligations to the Company such as producing and distributing the number of products requested by the Company, and that the Company may be unable to replace co-manufacturers in a timely manner.

Through 2021 and into 2022, the Company’s Board of Directors determined that the Company should develop internal capacity regarding quality control, sales and sourcing raw materials for RTD and other products, which would both expand the universe of co-manufacturers available for production and distribution and reduce the Company’s overall expenses. At the time, the Company had a robust marketing team, but little or no quality control or raw materials sourcing experience beyond what was needed for ground and whole bean coffee, and only a limited sales function. The Company did not have the internal resources to develop quality control, sales or sourcing capabilities, and the Company turned to A&M to guide the Company through this transformation.

Securities and Exchange Commission

July 31, 2023

A&M assisted the Company with, among other things: identifying which internal functions the Company should expand; designing the Company’s sourcing and quality control processes; standing up the sourcing and quality control groups; reorganizing and building out the sales function; identifying needed experiences and expertise in management for the sourcing, quality control, and sales functions; implementing the build-out of the sourcing, quality control, and sales functions; and testing the effectiveness of the sourcing, quality control, and sales functions. A&M’s engagement concluded in 2022.

The Company’s strategic investment in its business transformation, including the retention of A&M, is unprecedented in the history of the Company and will have a wide-ranging impact on how we operate in the future. Since the incremental expenses from the business transformation ended in 2022, are not expected to recur in the foreseeable future, and are not considered representative of the Company’s underlying operating performance, the Company’s management believes presenting these expenses as an adjustment in the non-GAAP financial measures provides additional information to investors about trends in the Company’s operations and is useful for period-over-period comparisons. It also allows investors to view our underlying operating results in the same manner as they are viewed by Company management.

Charles River Associates. The Company’s Board of Directors retained CRA to help develop a new long-term plan to continue the Company’s growth following the completion of the RTD Transition and FDM Wholesale Expansion described in our June 23, 2023 response letter. CRA assisted management and the Board with, among other things, market analysis and identifying and evaluating potentially transformative opportunities for the Company. CRA’s engagement concluded in the second quarter of 2023.

CRA’s fees do not represent normal, recurring cash operating expenses required to operate the business. Rather, these expenses are directed at strategically growing the business to permanently alter the Company’s operations for the long term following the completion of the RTD Transition and FDM Wholesale Expansion. The Company’s management believes that by excluding these expenses, investors are provided with a measure that enhances the comparability of the Company’s underlying operating results period-over-period. Further, the Company’s management believes that using non-GAAP financial measures that exclude these expenses is a useful supplement for investors to U.S. GAAP disclosures because they enhance the understanding of trends in the business without the effect of the expenses for this strategic initiative.

Berkeley Research Group LLC. After completion of the RTD Transition and FDM Wholesale Expansion, the Company’s Board of Directors recognized the need for outside expertise in optimizing the cost structure of the expanded business. The Company retained BRG to assist the Company with restructuring and right-sizing costs.

BRG has been assisting the Company with, among other things: identifying ways in which to reduce the Company’s cost structure, including identifying redundancies and reducing both personnel and nonpersonnel costs; management of liquidity and capital, including designing and implementing cash flow management processes and evaluating and redesigning inventory management practices; and restructuring the Company’s debt obligations. The Company’s engagement of BRG in connection with restructuring and right-sizing costs is scheduled to conclude during the second half of 2023.

BRG’s fees do not represent normal, recurring cash operating expenses required to operate the business. Rather, these expenses are directed at optimizing the Company’s business following a period of transformative growth in the business. BRG’s engagement letter provides that their fees are, in a material part, contingent upon success in one-time cost take-out measures, as compared to the period prior to BRG’s engagement. The Company’s management believes that, by excluding these expenses, investors are provided with a measure that enhances the comparability of the Company’s underlying operating results period-over-period. Further, the Company’s management believes that using non-GAAP financial measures that exclude restructuring expenses is a useful supplement for investors to U.S. GAAP disclosures because they enhance the understanding of trends in the business without the effect of restructuring expenses.

Securities and Exchange Commission

July 31, 2023

As noted above, the Company will revise the reconciliation of its non-GAAP financial measures so that all restructuring and restructuring related charges appear in a single line, rather than appearing as part of the executive recruiting, severance, relocation and sign-on bonus line and strategic initiative related costs line. The Company’s management believes that inclusion of BRG’s fees in this line, together with severance expense, will better communicate to investors the nature of these adjustments.

Adjustments for Non-routine Legal Expense

As noted above, on a prospective basis the Company will no longer adjust its non-GAAP financial measures for the RTD Settlements and Employment Litigation described in our June 23, 2023 response letter.

Concerning the Business Combination Litigation and RTD Transition Litigation, we respectfully acknowledge the Staff’s comment and advise the Staff that we believe such matters are not normal or likely to recur.

The Business Combination Litigation arises from a dispute over the availability of the registration statement on Form S-4 used to register the issuance of Company securities in its business combination with SilverBox Engaged Merger Corp I (“SilverBox”) and Authentic Brands, LLC. In particular, plaintiffs allege that the registration statement was available in connection with the exercise of warrants, while the Company believes that the registration statement was not available. The Company issued the warrants as replacements for warrants issued by SilverBox, a special purpose acquisition company (“SPAC”).

Many warrants have a feature that permits the holder to exercise the warrant on a cashless basis when a registration statement is not available for the exercise of the warrants, following which the holder may sell the resulting shares under Rule 144. However, most warrants issued by SPACs, and in this case the replacement warrants issued by the Company, have a feature that limits the number of shares a holder can receive upon a cashless exercise of the warrant, limiting the value of the warrant once the price of the underlying common stock exceeds certain pre-defined levels. The plaintiffs allege that they are entitled to the full value of the underlying shares issuable upon exercise of their warrants rather than the lesser value of the shares issuable upon a cashless exercise of the warrants. In short, the Business Combination Litigation arises from circumstances unique to business combinations with SPACs, and in particular when the price of the shares underlying warrants increases sharply following the business combination and a separate resale registration statement is not yet available.

We respectfully submit that the Business Combination Litigation is neither normal nor likely to recur. As a practical matter, the litigation could only arise from a business combination with a SPAC, and such business combinations are by their nature one-off events that do not recur for any particular company. We believe the Business Combination Litigation resembles litigation arising from initial public offerings or transformative mergers, instead of routine securities litigation under Rule 10(b)(5) of the Exchange Act that public companies can expect to face as normal operating expenses. As a result, the Company’s management has determined the Business Combination Litigation to be extraordinary and not representative of the Company’s ongoing business expenses. Additionally, we anticipate during the second half of 2023, once the self-insured retention under our initial public company D&O insurance policy is met, we will no longer be recognizing expenses associated with the Business Combination Litigation in our financial statements.

Securities and Exchange Commission

July 31, 2023

Similarly, we believe that the RTD Transition Litigation is neither normal nor likely to recur because of the unique circumstances resulting in the litigation. The plaintiff was entitled to payments arising from the Company’s ongoing relationship with a certain co-manufacturer, and the Company’s relationship with that co-manufacturer ended as a result of the business transformation described in our June 23, 2023 response letter. The litigation is the direct result of the business transformation rather than a dispute over payment terms or disappointing commercial results, which the Company would consider routine. The Company notes, for example, that a pre-litigation dispute with an RTD co-manufacturer, relating to an issue of product not meeting certain specifications, has been treated as routine, and not treated as extraordinary for purposes of adjustments to the non-GAAP financial measures. While the Company believes it could have avoided the RTD Transition Litigation by continuing to use the consultant, the Company determined that non-renewal of the consulting agreement was a necessary catalyst to the business transformation. As a result of the forgoing, the Company’s management has determined the RTD Transition Litigation to be extraordinary and not representative of the Company’s ongoing business expenses.

Accordingly, we are respectfully of the view that continuing to adjust the non-GAAP financial measures for the Business Combination Litigation and RTD Transition Litigation is appropriate and not misleading.

Adjustments for RTD Start-up and Production Issues

The Company will no longer adjust its non-GAAP financial measures to exclude cash expenses incurred as part of the RTD start-up and production issues described in our June 23, 2023 response letter. However, we are respectfully of the view that the adjustments for non-cash charges and gains resulting from the RTD start-up and production issues are not misleading.

As mentioned in our prior response, in adjusting our non-GAAP financial measures for non-cash charges and gains resulting from the RTD start-up and production issues, we considered Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, which states that certain adjustments, while not explicitly prohibited, could cause the presentation of the non-GAAP financial measure to be misleading. Specifically, management considered that (i) such non-cash charges and gains are not normal, recurring operating activities because they have only occurred over a few consecutive quarters in the Company’s history and are unlikely to occur after the Company completes its transition to sourcing raw materials and undertaking quality control matters or the Company abandons such transition, and (ii) these non-cash charges and gains consist of various write-downs and gains (such as upon the reversal of a prior write-down, or receipt of settlement amounts from third parties involved in the initial production issues) that do not represent cash operating expenses, but instead represent changes in balance sheet items not directly related to the Company’s operating results.

Accordingly, management has determined that adjusting the non-GAAP financial measures for non-cash charges and gains resulting from the RTD start-up and production issues does not cause the non-GAAP financial measures to be misleading. To the contrary, we believe that these adjustments are appropriate and meaningful as our non-GAAP financial measures, when coupled with our more prominent disclosures of U.S. GAAP results and the reconciliation to U.S. GAAP results, provide additional information to allow financial statement readers a more complete understanding of our results of operations as well as the factors and trends affecting our business. Specifically, we believe that these adjustments provide better visibility to evaluate year-over-year comparisons and in forecasting the Company’s more normalized business operations in future periods after the Company either completes the transition to sourcing its raw materials and undertaking quality control matters or abandons such efforts.

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Securities and Exchange Commission

July 31, 2023

We hope that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact me at greg.iverson@blackriflecoffee.com, or David R. Crandall of Hogan Lovells US LLP at (303) 454-2449 or david.crandall@hoganlovells.com, with any questions or further comments you may have.

Sincerely,

/s/ Gregory J. Iverson

Gregory J. Iverson
Chief Financial Officer

cc:	Andrew J. McCormick, General Counsel & Corporate Secretary, BRC Inc.

David R. Crandall, Hogan Lovells US LLP